UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March, 2009
Commission File Number 000-51138
GRAVITY Co., Ltd.

(Translation of registrant’s name into English)
Nuritkum Square Business Tower 15F, 1605 Sangam-Dong, Mapo-Gu, Seoul, Korea 121-270

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☑ Form 20-F ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

PUBLIC NOTICE FOR CONVOCATION OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF GRAVITY CO., LTD. (the “Company”)
We would like to inform the Company’s shareholders that the Annual General Meeting of Shareholders will be held pursuant to Article 22 of the Articles of Incorporation and that all shareholders registered as of December 31, 2008 are cordially invited to attend the Annual General Meeting of Shareholders.
1. Date and Time: Tuesday, March 31, 2009, at 10:00 AM (Seoul Time)
2. Venue: Conference Room located at Nuritkum Square Business Tower 15F, 1605 Sangam-Dong, Mapo-Gu, Seoul 121-270 Korea
3. Agenda
a)	Agenda to be reported
Agendum 1: Audit results and Business reports for the 2008 Fiscal Year (from January 1, 2008 to December 31, 2008)
b)	Agenda to be proposed for resolution
Agendum 1: Approval of Balance Sheet, Income Statement, and Statement of Appropriation of Retained Earnings for the 2008 Fiscal Year
2: Appointment of Directors
3: Approval of Amendment of Article of Incorporation
4: Approval of the Compensation Ceiling for the Directors in 2009 (The requested ceiling for 2009 is KRW 1.4 Billion)
Agendum 1: Approval of Balance Sheet, Income Statement, and Statement of Appropriation of Retained Earnings for the 2008 Fiscal Year
  - Detailed information will be provided at the Annual General Meeting
Agendum 2: Appointment of Directors
2 persons were nominated as follows:
List of Candidates for Director

Name	Major experience	Remarks
Ono Toshiro
Gungho Online Entertainment, Executive Director and Chief Administrative Officer (2008-present)
 GameOn, CEO (2003-2008)
 Chunsoft, Head of CEO Office (2000-2002)
 Dezycube, General Manager, Administration (1997-2000)
 Square, General Manager, Finance (1993-1997)
 Sikoku Bank (1984-1992 )
Inside Director

Sakai Kazuya
Capri , CEO (2008.10-present)
 Gungho Online Entertainment, Director and CFO (2004-present)
Gungho Online Entertainment Korea, CEO (2008)
 Gungho Asset Management, CEO (2007)
 Expression Tools, Inc., CEO(1993-2003)
Independent Director

Agendum 3: Approval of Amendment of Article of Incorporation
  - The Articles of Incorporation of Gravity Co., Ltd. shall be amended as follows.
[Before amendment]
Article 34 (Terms of Office of Directors)
The terms of office of directors shall be 3 years. However, in case such terms of office expire before the annual general meeting of shareholders regarding the last fiscal year following the end of the last fiscal year, the terms of office shall be extended to the end of the time of completion of such meeting of shareholders.
[After amendment]
Article 34 (Terms of Office of Directors)
The terms of office of directors shall be 1 year. However, in case such terms of office expire before the annual general meeting of shareholders regarding the last fiscal year following the end of the last fiscal year, the terms of office shall be extended to the end of the time of completion of such meeting of shareholders.
Additional clause
The amended Article 34 shall be applicable to and from the director who was appointed at the annual general meeting of shareholders held on March 2009.
Agendum 4: Approval of the Compensation Ceiling for the Directors
  - For the 2009 fiscal year, it is proposed to maintain KRW 1.4 Billion as the total remuneration limit for Directors.
About GRAVITY Co., Ltd.
Based in Korea, Gravity is a developer and distributor of online games. Gravity’s principal product, Ragnarok OnlineTM, is a popular online game in many markets, including Japan, Taiwan and Thailand, and is currently commercially offered in 22 markets. For more information, please visit http://www.gravity.co.kr.
Forward-Looking Statements:
Certain statements in this press release may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe” “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements contain these words. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the “SEC”), including our registration statement on Form F-1, as amended, and our annual reports on Form 20-F, together with such other documents and we may submit to or file with the SEC from time to time, on Form 6-K. The forward-looking statements speak only as of this press release and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.

Contact:
Mr. Heung Gon Kim
Chief Financial Officer
Gravity Co., Ltd.
Email: kheung@gravity.co.kr
Mr. Andy Eom
IR Manager
Gravity Co., Ltd.
Telephone: +822-2132-7801
Email: andyeom@gravity.co.kr
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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY Co., Ltd.
Date: 03/16/2009	By:	/s/ Heung Gon Kim
		Name:	Heung Gon Kim
		Title:	Chief Financial Officer